UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-20488
PSYCHIATRIC SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)
6640 CAROTHERS PARKWAY, SUITE 500, FRANKLIN, TENNESSEE 37067
(615) 312-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
Common Stock, par value $0.01 per share — 1 holder

     Pursuant to the requirements of the Securities Exchange Act of 1934, Psychiatric Solutions, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 29, 2010	BY:	/s/ Steve Filton
NAME: Steve Filton
TITLE: Vice President